Filed by Cooper Industries plc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cooper Industries plc; Eaton Corporation
Filer's SEC File No.: 1-31330
Date: August 23, 2012

Frequently Asked Questions

These questions and answers are intended to provide additional information and clarification regarding the announced Eaton acquisition of Cooper. This information is intended to be a summary only, and is qualified in its entirety by the Transaction Agreement between Cooper and Eaton, the specific plan document and/or other applicable documents. In addition, Cooper reserves the right to amend its compensation and benefit plans as it determines to be appropriate.

I. General Transaction Questions

II. General Employment Questions - Intended for all employees regardless of location.

III. US Employment & Benefit Questions - Intended for employees based in the United States.

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I. General Transaction Questions

- **What exactly did Eaton and Cooper announce?**

  On May 21, 2012, Cooper and Eaton announced that Eaton has agreed to acquire Cooper Industries. Eaton will acquire Cooper through a new holding company sometimes referred to as "New Eaton."

- **Why does this transaction make sense for Cooper?**

  We believe that Eaton is an ideal global partner to maximize our long-term competitive position. Additionally, we believe that the two companies complement each other well in the areas of talent and culture with little overlap in products, solutions, channels and geographies.

- **Who is Eaton?**

  Eaton is a global technology leader in diversified power management solutions that makes electrical, hydraulic and mechanical power operate more efficiently, effectively, safely and sustainably. More information is available at www.eaton.com.

- **Where is Eaton's headquarters located?**

  Eaton currently is headquartered in Cleveland, OH; however, Eaton is a global company with significant operations throughout the world. Further, Eaton has announced that New Eaton, the new combined company, will be incorporated in Ireland as Cooper is today.

- **When will we officially become part of Eaton?**

  Subject to receipt of shareholder and regulatory approvals and satisfaction of other closing conditions, we expect the transaction to close in the 2nd half of 2012.

- **What happens now?**

  This transaction is not complete and we are still responsible for operating our business and delivering on our commitments. We have built a strong reputation for delivering outstanding shareholder value and will continue to operate the business in the same fashion. Until closing, Cooper remains an independent company, and it's business as usual.

- **How is Eaton expected to integrate Cooper into their existing businesses? Will they maintain the Cooper structure and brands?**

  The combined businesses create one of the largest and most competitive global electrical packages in the world. After closing, Eaton will have a chance to better understand Cooper's structure and brands and will be able to determine how best to integrate the different businesses and brands to build on their already strong global footprint.

- **When will integration begin?**

  Since the transaction is not complete, our focus continues to be on operating our business. Though we may plan for integration, no integration activities will begin until after closing. Prior to closing, any integration discussions will be centrally coordinated from Corporate. There should be no one at Cooper having meetings or conversations related to this transaction with anyone, including Eaton employees, without explicit direction from Cooper senior management.

- **I understand Eaton uses SAP, Oracle and other enterprise business systems. Will there be a change to the SAP Enterprise System after closing?**

  Eaton uses several enterprise systems including Oracle and SAP to operate their businesses. Eaton has indicated that, at a minimum, it expects to keep the Cooper SAP system (EBS) in place for an extended period of time post close.

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- **I have a friend who works for Eaton. Am I allowed to talk with them?**

  Of course. However, Cooper employees are not permitted to discuss business issues or items relating to this transaction with Eaton employees.

- **What expectations are there of me until the transaction closes?**

  It is vital that we continue to perform our jobs to the best of our abilities and remain focused on achieving our committed business results. Feel free to ask questions about the transaction and we will do our best to respond in a timely manner.

- **What should I do if I receive a call from a reporter or investor?**

  You are not permitted to communicate with members of the media, investors or the general public regarding this transaction. It is important that you forward without comment any call or email you may receive to David Barta at (713) 209-8478 or david.barta@cooperindustries.com.

- **Where can I get more information about the transaction?**

  Information regarding this transaction can be found online at http://www.insidecooper.com by following the links to the Eaton Cooper Transaction Update. You can also submit questions to questions@cooperindustries.com.

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II. General Employment Questions - Intended for all employees regardless of location.

- **Will I still have a job once the transaction closes?**

  It is not possible for us to answer this accurately for any specific individual; however, as we have stated previously, we expect that the daily activities of the vast majority of employees will not be impacted by this transaction.

- **What impact does this pending transaction have on my job, pay, benefits, and service?**

  Generally, we expect that the jobs held by current employees will be the same jobs. In addition, in the Transaction Agreement, Eaton has agreed for one year following the closing generally to provide an overall level of compensation and benefits that is substantially comparable to those benefits provided to Cooper employees prior to closing or to similarly situated Eaton employees. Additionally, Eaton has agreed to recognize service credit for Cooper employees under Eaton benefit plans for purposes of vesting, eligibility to participate and level of benefits to the same extent service credit was recognized by Cooper prior to closing, other than with respect to benefit accrual under any defined benefit pension plan or to the extent such service would result in duplication of benefits for the same period of service.

- **Can I apply for open positions within Cooper during this period?**

  Of course. We continue to need great talent in each of our businesses and the recruiting activity to support these businesses continues. Vacancies remain visible through the InsideTrack portal at www.insidecooper.com. As with any opening, please first discuss with your manager before applying for an open position at Cooper.

- **Can I apply for open positions at Eaton during this period?**

  Eaton's commitment to developing talent parallels Cooper's Talent Development Initiative and very much aligns to our focus on building people capability globally. However, the transaction is not complete and we need every available resource focused on operating our businesses. Should this transaction close, we will work closely with Eaton management to implement Eaton's processes for sharing talent across their businesses.

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III. US Employment & Benefit Questions - Intended for employees based in the United States.

- **I have been considering retirement. How will this pending transaction impact my retirement?**

  At this time, it is not possible for us to answer this question. In the Transaction Agreement, Eaton has agreed for one year following the closing generally to provide an overall level of compensation and benefits that is substantially comparable in the aggregate to those provided to Cooper employees prior to closing or to similarly situated Eaton employees.

- **Will I be eligible to participate in Eaton benefits after closing (examples include pension plan, medical coverage for domestic partners, etc)?**

  It will be up to Eaton to discuss the details of specific benefit plans that Cooper employees will have access to after closing. However, Eaton has agreed generally to provide compensation and benefits for one year that are substantially comparable in the aggregate to the compensation and benefits provided by Cooper to its employees immediately prior to closing or to the compensation and benefits provided to similarly situated Eaton employees.

- **Will our payroll frequency change as a result of the transaction?**

  We do not know what administrative process changes might occur after closing but remain committed to updating you as soon as we have more information.

- **Will we have the same holiday schedule and vacation policy?**

  We do not yet know if specific holiday and/or vacation schedules will be impacted by the transaction.

- **What happens to my CO-SAV account under the Cooper Retirement Savings and Stock Ownership Plan (401(k) Plan) when the transaction closes?**

  All vested balances in the 401(k) Plan belong to the employee. If part of your CO-SAV account is invested in the Cooper Stock Fund, you have a number of units representing your proportional ownership of the fund. The shares of Cooper stock held in the Cooper Stock Fund will be converted into stock of the new combined company (New Eaton Shares) and cash according to the purchase price formula set forth in the Transaction Agreement – for each share of Cooper stock held in the fund, the fund will receive 0.77479 of New Eaton Shares and $39.15 in cash. Your proportional ownership of the fund will not change. This conversion is completed within the 401(k) Plan and these proceeds remain in the 401(k) Plan; accordingly, these funds are not subject to withholding at the time of the transaction.

  It has not yet been determined how the converted Cooper Stock Fund holdings and future company matching contributions will be invested after Closing. We will let you know when a decision is made.

- **I have less than 5 years of service and am not fully vested in Cooper's contribution to the 401(k) Plan. Will I become fully vested in the company contributions at closing?**

  Vesting requirements for the 401(k) Plan are not expected to change.

- **At closing, what happens to the former retirement plan that might still apply to longer-term Cooper employees?**

  The closing is not expected to impact the payout provisions of the qualified pension plan that was frozen in 2006.

- **Does the Health Savings Account (HSA) continue after closing?**

  The closing is not expected to impact the continuation of the HSA. We understand that Eaton currently provides similar programs and will share additional information as it becomes available.

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- **Does the Flexible Spending Account (FSA) continue after closing?**

  We do not expect the closing of the transaction to have an impact on the continuation of the FSA. We understand that Eaton currently provides similar programs and will share additional information as it becomes available.

- **I am currently sponsored on a work visa (e.g. H1-B). Will I be impacted by this transition?**

  Employees based in the United States that are sponsored on work visas will continue in their current capacity as any other employee. We will work closely with Eaton to make sure the transition and future applications are compliant with US Immigration requirements. After closing, Eaton will be responsible for deciding whether to continue sponsoring work visas on a case by case basis as Cooper does today.

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NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

A registration statement on Form S-4 has been filed with the SEC, which includes the preliminary Joint Proxy Statement of Eaton Corporation ("Eaton") and Cooper Industries plc ("Cooper") that also constitutes a preliminary Prospectus of Eaton Corporation plc[(1)]. The registration statement has not yet become effective. Eaton and Cooper plan to mail to their respective shareholders (and to Cooper Equity Award Holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. **Investors and shareholders are urged to read the Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters.** Investors and security holders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, OH 44114 or by calling (888) 328-6647, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4446, Houston, Texas 77210 or by calling (713) 209-8400.

[(1)] Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

PARTICIPANTS IN THE SOLICITATION

Cooper, Eaton and Eaton Corporation plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transaction contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Cooper's directors and executive officers is contained in Cooper's Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton's directors and executive officers is contained in Eaton's Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

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COOPER SAFE HARBOR STATEMENT

This communication may contain forward-looking statements concerning the Acquisition, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Cooper, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of our control. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Cooper; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations, including changes in tax laws, tax treaties or tax regulations. We do not assume any obligation to update these forward-looking statements.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Cooper.

STATEMENT REQUIRED BY THE TAKEOVER RULES

The directors of Cooper accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Cooper (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1% or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Goldman Sachs is acting exclusively for Cooper and no one else in connection with the Acquisition and will not be responsible to anyone other than Cooper for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Acquisition, the contents of this communication or any transaction or arrangement referred to herein.

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